September 16, 2022

Via EDGAR

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Gold Resource Corp.

Form 10-K for the Fiscal Year ended December 31, 2021

Filed March 10, 2022

File No. 001-34857

Dear Mr. Hiller:

Set forth below is the response of Gold Resource Corp. (the “Company”) to the comments received by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 2, 2022 (the “Comment Letter”) regarding the above-referenced Form 10-K for the fiscal year ended December 31, 2021 that was filed via EDGAR on March 10, 2022 (the “Form 10-K”). For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2021

Location and Access, page 31

1.

Please comply with Item 1304(b)(1)(i) of Regulation S-K, which requires that you identify the location of your material properties on a map that is accurate to within one mile, using an easily recognizable coordinate system.

Response:  The Company acknowledges the Staff’s comment and will include the below maps, identifying the location of its material properties on a map that is accurate to within one mile using an easily recognizable coordinate system, in future filings.  Because the Don David Gold Mine is comprised of separate zones (the Arista mine and the Alta Gracia mine), and those two zones are separated by a distance of greater than one mile, we will include two maps to show the full location of the Don David Gold Mine.

Mr. Karl Hiller

U.S. Securities and Exchange Commission

September 15, 2022

Overview Map:

Don David Gold Mine (Arista) Map:

Mr. Karl Hiller

U.S. Securities and Exchange Commission

September 15, 2022

Don David Gold Mine (Alta Gracia) Map:

Management’s Discussion and Analysis of Financial Condition and Results of Operations  Results of Operations, page 43

2.

We note that you report production statistics on page 42 although footnote (2) to the tabulation indicates there are differences between the quantities reported as “ounces/tonnes produced” and “payable ounces/tonnes sold” because you are not paid for all of the metals contained under the terms of your sales contracts.

We also note that you report sales statistics on page 45, following your discussion of sales, treatment charges, operating costs, mining gross profit, and net income.

Given the apparent utility or relevance of the sales statistics to your discussion and analysis of operating results and in understanding the variances from your production statistics, it appears that you should expand your discussion under the heading “2021 compared to 2020” to (i) describe the terms of the sales contracts that result in your not getting paid for all production, (ii) refer to the sales statistics on page 45, and (iii) address changes in the relationship between production volumes and sales volumes.

For example, explain why ounces of silver sold declined from about 94% of production during 2020 to about 89% of production during 2021. Please also clarify whether the value of minerals produced for which you are not receiving payment are reported as treatment charges, or if there is some other manner of presentation.

Mr. Karl Hiller

U.S. Securities and Exchange Commission

September 15, 2022

Response:  In response to the Staff’s comment, we propose to include the disclosure provided below in future filings, adjusted as appropriate to account for future events and circumstances:

Metals sold (as shown in our financial results) is less than the amount of metals we produce (as shown in our production statistics) because a portion of the metals present in the materials we ship is withheld by the purchaser of our doré and concentrates under the terms of the Company’s sales contracts. Revenue from the sale of doré and concentrate are reported net of these metals withheld and therefore the amount of the metals withheld are not shown as treatment charges.  The terms of our smelting and trading sales contracts reflect customary commercial terms in the mining industry with the portion of the contained metals that are withheld (i.e. not paid for by the purchaser) ranging from less than 1% to up to 30% depending on the product sold (doré, copper concentrate, lead concentrate or zinc concentrate) and the volume of metals contained within that product.  For example, in 2020 the amount of silver sold was 94% of the amount of silver produced and in 2021 the amount of silver sold was 89% of the amount of silver produced.  This decrease was due to the presence of more silver in the zinc concentrate in 2021 (which results in a higher portion of silver withheld by the purchaser), while in 2020 more silver was present in doré (which results in a lower portion of silver withheld by the purchaser). In 2020, mining in the Alta Gracia mine produced higher quantities of silver contained in doré compared to 2021 where mining in the underground produced higher quantities of silver contained in zinc concentrate, therefore resulting in less metals withheld during 2020. Mining in the Alta Gracia mine has been halted since mid-2020.

3.

We note your disclosure on page 45 explaining that the increase in mine gross profit as a percentage of net sales, from 14% in 2020 to 29% in 2021, “...primarily resulted from higher sales, offset by higher operating costs discussed above.”

While disclosures that precede the referenced disclosure identify various items that had an impact on sales, treatment charges, and operating costs, the discussion is not focused on the change in mine gross profit. Please expand your disclosures to more clearly address the change in the relationship between net sales and operating costs and the indicative value of your reported financial information, including mine gross profit.

This may require descriptions of known trends and uncertainties that are reasonably likely to cause a material change, matters that have had a material impact on reported operations, as well as matters that are reasonably likely to have a material impact on future operations, to comply with Item 303(a) and (b)(2)(ii) of Regulation S-K.

Given that you report a 37% increase in your average gold grade, from 1.47 g/t in 2020 to 2.01 g/t in 2021, as a result of mining more ore from the Arista high-grade narrow veins, and a 38% decrease in treatment charges, from $885 per tonne in 2020 to $548 per tonne in 2021, which you attribute to new treatment charge agreements, you should explain how these matters relate to the change in gross profit, address the trend exhibited by these changes relative to prior periods, and indicate the timeframe over which you expect these more favorable conditions to prevail, improve, or decline.

Mr. Karl Hiller

U.S. Securities and Exchange Commission

September 15, 2022

For example, indicate how long you plan to be mining high-grade deposits before these are depleted or mining shifts to a lower-grade deposit and, given your disclosure of treatment costs being “largely dependent on the spot treatment charge market for zinc, which can be volatile,” describe the salient terms and duration of your new agreements, explain how treatment charges are reasonably expected to change relative to the index, and provide some indication of that change based on historic volatility.

Please also address, in your discussion of mine gross profit, the extent to which operating costs are correlated with tonnes milled as opposed to mineral content or grade of the ore being mined, changes in the relationship between “ounces/tonnes produced” and “payable ounces/tonnes sold” as referenced in footnote (2) to the tabulation on page 42, and any other factors that are material to an understanding of changes in mine gross profit.

Response:  In response to the Staff’s comment, we propose to include the disclosure provided below in future filings, modified as appropriate to account for the results of future periods:

For the year ended December 31, 2021, mine gross profit and mine gross profit percent totaled $36.7 million and 29%, respectively, as compared to $12.5 million and 14%, respectively, for the same period in 2020. The $24.3 million and 15% increase in mine gross profit and mine gross profit percent, respectively, for 2021 compared to 2020 primarily resulted from $34.5 million (or 38%) in higher sales, offset by $10.2 million (or 13%) in higher operating costs.

The relationship between sales and operating costs and therefore mine gross profit is not perfectly correlated to the tonnes of ore processed. While both sales and operating costs are impacted by the tonnes of ore processed, other factors – the grade of ore processed, metal commodity prices and operating cost unit prices - tend to have a greater impact on the relationship to mine gross profit. For example, in 2021, the volume of ore processed deceased 11% compared to 2020; however, sales increased by 38% and operating costs increased by 13%. The increase in sales is explained by the increase in grade and metal prices during 2021, and the increase in operating costs is explained by the increase in unit costs as a result of industry-wide inflationary pressure on various inputs, increased costs due to the Mexico Labor Reform and higher energy costs.

We expect grades to vary from year to year based on the annual mine plan. The higher gold grade achieved in 2021 is expected to trend downwards over time toward the average grade of 1.55 g/t reflected in our mineral reserve estimate. However, as capital intensive mine development progresses and infill drilling occurs, opportunities to refine mining methods and eliminate dilution may have a favorable impact on future mineral grades.

One component of gross profit is concentrate treatment charges, which are netted against concentrate sales. From 2020 to 2021, concentrate treatment charges deceased by 46%. This decrease was expected as a result of the negotiations of new treatment charge agreements for 2021. These agreements are negotiated on an annual basis with the spot rate adjusted quarterly. The decrease in treatment charges 2021 compared to 2020 was the result of the lower

Mr. Karl Hiller

U.S. Securities and Exchange Commission

September 15, 2022

benchmark and spot rates for zinc treatment charges. In early 2022, the zinc treatment charge increased approximately 35% in line with the benchmark and spot rates for the zinc market. Operating costs are not generally impacted by mineral content or grade of the ore processed. Occasionally, metal content or grade may impact the reagents consumed during processing, however, this has historically been immaterial.

Exhibit 96.1

Don David Gold Mine, page 187

4.

We note disclosures on pages 6 and 187 of the Technical Report indicating that for purposes of estimating your mineral reserves and resources the qualified person utilized “the median of a five-year street consensus average” of commodity prices as of August 2021, which were provided by the Bank of Montreal.

However, on pages 26 and 28 of your filing you indicate that your estimates reflect the “average five-year street consensus” rather than the median of the consensus average.

Please address this discrepancy and provide us with a copy of the consensus price report.

Response:  To arrive at our price estimates, we relied upon the median price estimate for each year from 2022 through 2026 based on estimates provided by numerous financial institutions (40 for gold and silver, 39 for copper, 37 for zinc and 32 for lead), as shown in a report dated August 16, 2021, prepared by the Bank of Montreal. We used the five-year average of each of those median prices. Therefore, the price we used is the five-year average of the median price across a large sample of price forecasts.

In future filings, we propose to modify our disclosure substantially as follows to note that our price estimates “reflect an average of the five yearly median price estimates for each of the years from 2022 through 2026, based on the estimates of dozens of financial institutions presented in an August 2021 report from the Bank of Montreal.”

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Should you have additional questions or comments, please contact the undersigned at (720) 459-3855.

Sincerely,

/s/ Kimberly Perry

Kimberly Perry

Chief Financial Officer

cc:Brian Boonstra, Davis Graham & Stubbs LLP